April 16, 2007

Christopher W. Shean
Senior Vice President and Controller
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112

RE: Liberty Media Corporation (the "Company")
        File No. 0-51990

Dear Mr. Shean:

        We have received your letter dated April 11, 2007 concerning the Company's
exchange of its 16% interest in News Corporation for a newly formed subsidiary of News
Corporation. This newly formed subsidiary of News Corporation will own News
Corporation's 38% ownership in The DIRECTV Group, Inc., three regional cab1e
television sports networks (the "RSNs") and approximately $588 million in cash. The
acquisition of this newly formed subsidiary of News Corporation will require the
presentation of financial statements under Rule 3-05 of Regulation S-X. Based upon
your current calculations, two years of financial statements for the newly formed
subsidiary of News Corporation would be required under Rules 3-05 and 1-02(w) of
Regulation S-X.

        You have represented that the RSNs are small in comparison to the 38%
ownership in The DIRECTV Group, Inc. Based upon the amounts set forth in your
letter, the RSNs on their own would not trigger any financial statement requirements
under Rule 3-05 of Regulation S-X. You have stated that separate audited financial
statements for the RSNs are not prepared in the normal course of business, and that it
would be unduly time consuming and costly to prepare audited financial statements for
the RSNs. You intend to account for the 38% ownership in The DIRECTV Group, Inc.
under the equity method, and believe that financial statements will be required for this
entity on an on-going basis under Rule 3-09 of Regulation S-X. Therefore, you have
requested that the staff accept audited financial statements of The DIRECTV Group, Inc.
in lieu of audited financial statements of the newly formed subsidiary of News
Corporation. You have also stated that if the staff accepted your request, the pro forma
financial statements prepared under Article 11 of Regulation S-X would include the
entirety of what is being exchanged (the cash, equity interest in The DIRECTV Group,
Inc. and the RSNs).

Based on the information provided in your letter, and taking into consideration the relative size of the RSNs as well as the fact that you expect to file separate financials statements of The DIRECTV Group, Inc. on an on-going basis in order to comply with Rule 3-09 of Regulation S-X, we will not object to your request, and will accept financial statements of The DIRECTV Group, Inc. as satisfying the requirements of Rule 3-05 of Regulation S-X.

The conclusions reached in this letter are based upon the information provided in your letter. Different facts and circumstances may result in different conclusions. If you have any questions about this letter, please call me at (202) 551-3400.

Sincerely,

Sondra Stokes
Associate Chief Accountant